Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

March 8, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 48,049,931

STEEL PARK AND MESA PROJECT UPDATE

March 8, 2010 - Western Wind Energy Corp. (“Western Wind”) is pleased to provide an update on both the 50 MW Mesa Wind Repower Phase One and the 11 MW Steel Power Wind and Solar project, respectively. Both projects are planned to commence construction before the end of 2010 with commercial operations before June 30, 2011. Together with Windstar, Western Wind is planning to have 161 Megawatts of projects in construction by year end.

Western Wind is working with its EPC – BOP contractor, RMT, Inc. (“RMT”) on various project activities for both Mesa and Steel Park. Jointly, Western Wind and RMT are conducting various project tasks including preliminary design, system impact and feasibilities studies and permitting at Steel Park. An independent resource assessment has been completed on Mesa by the lender’s independent engineer and Gamesa completed a site suitability study. Capacity factors are consistent with a wind resource at Mesa averaging 10.4 meters per second ( 23 mph ) from met tower MT-34 recording over six (6) years of wind data.

Upon commencement of the Commercial Operations Date for both Steel Park and Mesa, Western Wind will apply to the US Treasury Department for the 30% tax free cash grant available under the American Recovery and Re-Investment Act of 2009. Such tax free cash grant is anticipated to be approximately $27 Million USD.

Western Wind Energy will make further updates as they become available.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”